Suite 1500 - 625 Howe St. Vancouver, BC Canada, V6C 2T6 604-684-1175 www.panamericansilver.com

Pan American Silver Announces Results of Annual General and Special Meeting

Vancouver, B.C. - May 13, 2021 - Pan American Silver Corp. (NASDAQ: PAAS) (TSX: PAAS) ("Pan American Silver" or the “Company”) today reported the voting results from its annual general and special meeting of shareholders held May 12, 2021 in Vancouver, British Columbia (the “Meeting”). Each of the matters voted upon at the Meeting is described in detail in the Company's Management Information Circular dated March 22, 2021, which is available on the Company's website at panamericansilver.com.
A total of 136,374,011 common shares were represented at the meeting, being 64.86% of the Company’s issued and outstanding common shares. Shareholders voted in favour of all matters brought before the meeting, including the appointment of auditors for the ensuing year and the authorization of the directors to fix the auditor’s remuneration, the acceptance of the Company’s approach to executive compensation, known as “say-on-pay”, and the election of management’s nominees as directors.
Election of Directors

Director Nominee	Votes For	Votes Withheld
Michael Carroll	111,010,095 (99.20%)	891,168 (0.80%)
Neil de Gelder	110,884,716 (99.09%)	1,016,547 (0.91%)
Charles Jeannes	111,683,099 (99.81%)	218,164 (0.19%)
Jennifer Maki	110,623,173 (98.86%)	1,278,089 (1.14%)
Walter Segsworth	107,585,690 (96.14%)	4,314,897 (3.86%)
Kathleen Sendall	111,601,152 (99.73%)	300,111 (0.27%)
Michael Steinmann	111,676,384 (99.80%)	224,878 (0.20%)
Gillian Winckler	110,652,742 (98.88%)	1,248,520 (1.12%)
As previously announced on February 3, 2021, Ross Beaty retired from the Company’s Board of Directors and has been designated Chair Emeritus. Gillian Winckler has been appointed the Company’s new Chair. We are also pleased to announce the election of Jennifer Maki to the Company’s Board.

Say-on-Pay
Resolution	Votes For	Votes Against
Advisory resolution approving the Company's approach to executive compensation	107,732,793 (96.27%)	4,168,466 (3.73%)
Appointment of Auditor
Resolution	Votes For	Votes Withheld
Resolution to appoint Deloitte LLP as auditors of the Company until its next annual general meeting	131,243,779 (96.24%)	5,130,231 (3.76%)

PAN AMERICAN SILVER CORP. 1

About Pan American Silver
Pan American Silver owns and operates silver and gold mines located in Mexico, Peru, Canada, Argentina and Bolivia. We also own the Escobal mine in Guatemala that is currently not operating. As the world's second largest primary silver producer with the largest silver reserve base globally, we provide enhanced exposure to silver in addition to a diversified portfolio of gold producing assets. Pan American Silver has a 27-year history of operating in Latin America, earning an industry-leading reputation for corporate social responsibility, operational excellence and prudent financial management. We are headquartered in Vancouver, B.C. and our shares trade on NASDAQ and the Toronto Stock Exchange under the symbol "PAAS".
Learn more at panamericansilver.com.

For more information, please contact:
Siren Fisekci
VP, Investor Relations & Corporate Communications
Ph: 604-806-3191
Email: ir@panamericansilver.com

PAN AMERICAN SILVER CORP. 2